Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-            ) of Real Industry, Inc. and related Prospectus of Real Industry, Inc. for the registration of common stock, preferred stock, debt securities, warrants, subscription rights and units, and to the incorporation by reference therein of our report dated June 29, 2015, with respect to the combined and consolidated financial statements of Real Alloy (formerly known as Global Recycling and Specification Alloys) (Carve-Out of Certain Operations of Aleris Corporation) as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in the Current Report on Form 8-K of Real Industry, Inc. (formerly known as Signature Group Holdings, Inc.) dated June 29, 2015, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

October 6, 2015